Exhibit 99.1

Crane Co. Reiterates Proposal to Deliver Significant Value to CIRCOR Shareholders

•	Crane Co. remains firmly committed to pursuing its proposal to acquire CIRCOR

•	CIRCOR shareholders have expressed strong support for engagement and frustration with status quo following Crane’s May 21, 2019 Investor Call

•	Proposal presents a compelling opportunity for CIRCOR shareholders to realize immediate and certain value

•	Willing to adjust proposal if CIRCOR Board engages and provides justification

Stamford, Conn. – June 4, 2019 – Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, today sent a letter to the Board of Directors of CIRCOR International, Inc. (NYSE: CIR) in which Crane Co. reaffirmed its desire to enter into meaningful discussions regarding a transaction that would provide a significant premium for CIRCOR shareholders. This letter follows the CIRCOR Board of Directors’ rejection of Crane Co.’s initial $45 per share all-cash proposal without comment or discussion.

The full text of the letter can be found below:

June 4, 2019

Dear Members of the CIRCOR Board of Directors:

I write to reiterate Crane Co.’s strong interest in acquiring CIRCOR International, Inc. in an all-cash transaction. We continue to believe that our proposal to acquire CIRCOR represents a compelling opportunity for CIRCOR shareholders, providing a significant premium and certainty of value. Market reaction and feedback from CIRCOR shareholders indicate strong support for engagement and frustration with the status quo.

We continue to believe our proposal of $45 per share is full and fair based on public information available to us. We are willing, however, to consider adjusting the price in our proposal if CIRCOR management engages with us and provides sufficient justification.

When the Board of Directors rejected our proposal, it did so without any comment or invitation for a discussion. CIRCOR’s subsequent press release, which was issued in response to Crane’s public disclosure of its proposal, provided no significant rationale for its rejection. The absence of a substantive response from the Board of Directors was a disservice to CIRCOR shareholders.

We are fully committed to pursuing our proposal. Given the strength of CIRCOR shareholder support, absent engagement, we will assess additional actions available to us in furtherance of the proposed transaction.

This is a compelling opportunity to provide your shareholders with certainty of value at a significant premium, and to offer your employees and customers the ability to thrive under Crane Co.’s stewardship. We urge the Board of Directors to honor their fiduciary duties and promptly engage in meaningful, good-faith discussions with us.

Sincerely yours,

/s/ Max H. Mitchell

Max H. Mitchell

President and Chief Executive Officer

Advisors

Crane Co. has retained Wells Fargo Securities as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor.

About Crane Co.

Crane Co. is a diversified manufacturer of highly engineered industrial products. Founded in 1855, Crane Co. provides products and solutions to customers in the chemicals, oil & gas, power, automated payment solutions, banknote design and production and aerospace & defense markets, along with a wide range of general industrial and consumer related end markets. The Company has four business segments: Fluid Handling, Payment & Merchandising Technologies, Aerospace & Electronics and Engineered Materials. Crane Co. has approximately 12,000 employees in the Americas, Europe, the Middle East, Asia and Australia. Crane Co. is traded on the New York Stock Exchange (NYSE:CR). For more information, visit www.craneco.com.

Forward-Looking Statements—Disclaimer

This press release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current beliefs, expectations, plans, assumptions and objectives regarding the future financial performance of Crane Co. (the “Company”) and CIRCOR International, Inc. (“CIRCOR”) and are subject to significant risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of a potential transaction between the Company and CIRCOR, including the risk that the potential transaction may not occur, and the risk that any announcements relating to the potential transaction could have adverse effects on the market price of the Company’s or CIRCOR’s common stock. Any discussions contained in this communication, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in these forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, CIRCOR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and subsequent reports filed with the Securities and Exchange Commission (the “SEC”), and will be found in the definitive proxy statement that will be filed with the SEC by CIRCOR if a negotiated transaction is agreed to. Such reports are available on the SEC’s website (www.sec.gov). The Company does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication does not constitute a solicitation of a proxy from any stockholder. This communication relates only to a proposal that the Company has made for a business combination with CIRCOR. In furtherance of the acquisition proposal, and subject to future developments, the Company and CIRCOR may file additional relevant materials with the SEC, including that CIRCOR will file a preliminary proxy statement on Schedule 14A if a negotiated transaction is agreed to. Following the filing of the definitive proxy statement with the SEC (if and when available), CIRCOR will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the proxy statement, as well as other filings containing information about the Company and CIRCOR, free of charge, from the SEC’s Web site (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.craneco.com).

Investor Contacts:

Jason D. Feldman

Director, Investor Relations

203-363-7329

superiorvalue@craneco.com

www.craneco.com

Scott Winter / Larry Miller / Gabrielle Wolf

Innisfree M&A Incorporated

212-750-5833

Media Contacts:

Tom Davies / Molly Morse

Kekst CNC

212-521-4873 / 212-521-4826

Tom.davies@kekstcnc.com /

Molly.morse@kekstcnc.com